1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC July 2023 Revenue Report
HSINCHU, Taiwan, R.O.C. – Aug. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for July 2023: On a consolidated basis, revenue for July 2023 was approximately NT$177.62 billion, an increase of 13.6 percent from June 2023 and a decrease of 4.9 percent from July 2022. Revenue for January through July 2023 totaled NT$1,167.09 billion, a decrease of 3.7 percent compared to the same period in 2022.

TSMC July Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	July 2023	June 2023	M-o-M Increase (Decrease) %	July 2022	Y-o-Y Increase (Decrease) %	January to July 2023	January to July 2022	Y-o-Y Increase (Decrease) %
Net Revenue	177,616	156,404	13.6	186,763	(4.9)	1,167,090	1,211,979	(3.7)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Division Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for July 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
July	Net Revenue	177,616,220	186,762,689
Jan. ~ July	Net Revenue	1,167,090,447	1,211,979,370
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	318,875,046	94,260,000	-
TSMC China**	92,098,988	59,741,480	45,602,480
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,275,500,182	2,614,562	2,614,562
TSMC**		235,650,000	235,650,000
TSMC***		378,058,636	252,378,621
TSMC Japan Ltd.****	333,819	295,944	295,944
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	60,830,762
	Mark to Market of Outstanding Contracts	640,914
	Cumulative Unrealized Profit/Loss	106,128
Expired Contracts	Cumulative Notional Amount	496,657,221
	Cumulative Realized Profit/Loss	4,005,700
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	8,587,027
	Mark to Market of Outstanding Contracts	9,136
	Cumulative Unrealized Profit/Loss	(374,765)
Expired Contracts	Cumulative Notional Amount	111,490,763
	Cumulative Realized Profit/Loss	(345,777)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,305,500
	Mark to Market of Outstanding Contracts	7,871
	Cumulative Unrealized Profit/Loss	104,493
Expired Contracts	Cumulative Notional Amount	32,126,363
	Cumulative Realized Profit/Loss	84,445
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,899
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,058,010
	Mark to Market of Outstanding Contracts	42,736
	Cumulative Unrealized Profit/Loss	40,727
Expired Contracts	Cumulative Notional Amount	4,455,356
	Cumulative Realized Profit/Loss	(1,367)
Equity price linked product (Y/N)		N